FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated December 23, 2022

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (the “Issuer”) hereby announces that, in relation to the following issuances:

1.	“Issuance of Banco Popular Español, S.A Mortgage Covered Bonds 2013-5” (“Emisión de Cédulas Hipotecarias Banco Popular Español, S.A Serie 2013-5”), with ISIN code ES0413790280, for a total amount of one million two hundred fifty thousand euros (EUR 1,250,000,000), which current outstanding nominal amount ups to four hundred million euros (EUR 400,000,000) and the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 1 August 2013;

2.	“Issuance of Banco Popular Español, S.A Mortgage Covered Bonds 2013-6” (“Emisión de Cédulas Hipotecarias Banco Popular Español, S.A. 2013-6”), with ISIN code ES0413790298, for a total amount of one billion five hundred million euros (EUR 1,500,000,000), which current outstanding nominal amount ups to five hundred million euros (EUR 500,000,000) and the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 1 August 2013;

3.	“Issuance of Banco Popular Español, S.A Mortgage Covered Bonds 2013-7” (“Emisión de Cédulas Hipotecarias Banco Popular Español, S.A. 2013-7”), with ISIN code ES0413790306, for a total amount of one billion five hundred million euros (EUR 1,500,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 1 August 2013;

4.	“Issuance of Banco Popular Español, S.A Mortgage Covered Bonds 2014-1” (“Emisión de Cédulas Hipotecarias Banco Popular Español, S.A. 2014-1”), with ISIN code ES0413790330, for a total amount of one billion five hundred million euros (EUR 1,500,000,000), which current outstanding nominal amount ups to one billion euros (EUR 1,000,000,000) and the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 21 February 2014;

5.	“Issuance of Banco Pastor S.A.U. Mortgage Covered Bonds 1-2014” (“Emisión de Cédulas Hipotecarias Banco Pastor S.A.U. 1-2014”), with ISIN code ES0405035009, for a total amount of one billion euros (EUR 1,000,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 29 July 2014;

6.	“Issuance of Banco Popular Español, S.A Mortgage Covered Bonds 2017-1” (“Emisión de Cédulas Hipotecarias Banco Popular Español, S.A. 2017-1”), with ISIN code ES0413790470, for a total amount of one billion euros (EUR 1,000,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 4 April 2017;

7.	“Issuance of Banco Popular Español, S.A Mortgage Covered Bonds 2017-2” (“Emisión de Cédulas Hipotecarias Banco Popular Español, S.A. 2017-2”), with ISIN code ES0413790488, for a total amount of one billion six hundred million euros (EUR 1,600,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 11 May 2017;

8.	“Issuance of Banco Santander, S.A. Mortgage Covered Bonds Series 16ª – March 2025” (“Emisión de Cédulas Hipotecarias Banco Santander, S.A. Serie 16ª – Marzo 2025”), with ISIN code ES0413900616, for a total amount of one billion euros (EUR 1,000,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 17 March 2020;

9.	“Issuance of Banco Santander, S.A. Mortgage Covered Bonds Series 17ª – April 2027” (“Emisión de Cédulas Hipotecarias Banco Santander, S.A. Serie 17ª – Abril 2027”), with ISIN code ES0413900624, for a total amount of two billion euros (EUR 2,000,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 14 April 2020;

10.	“Issuance of Banco Santander, S.A. Mortgage Covered Bonds Series 28 – September 2031” (“Emisión de Cédulas Hipotecarias Banco Santander, S.A. Serie 28 – Septiembre 2031”), with ISIN code ES0413900772, for a total amount of one billion euros (EUR 1,000,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 30 September 2021;

11.	“Issuance of Banco Santander, S.A. Mortgage Covered Bonds Series 33 – June 2029” (“Emisión de Cédulas Hipotecarias Banco Santander, S.A. Serie 33 – Junio 2029”), with ISIN code ES0413900822, for a total amount of three billion euros (EUR 3,000,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 9 June 2022; and

12.	“Issuance of Banco Santander, S.A. Mortgage Covered Bonds Series 34 – June 2030” (“Emisión de Cédulas Hipotecarias Banco Santander, S.A. Serie 34 – Junio 2030”), with ISIN code ISIN ES0413900830, for a total amount of two billion euros (EUR 2,000,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 21 June 2022;

it intends to carry out on 28 December 2022 the total early redemption of the issuances and their respective outstanding nominal amounts indicated above, through the redemption at par of each and every one of the securities that compose each of the aforementioned issuances.

All the mortgage covered bonds to be early redeemed and cancelled are held by the Issuer.

Likewise, it is stated that all the necessary communications have been made to the corresponding organizations.

This is hereby reported as other relevant information for the appropriate purposes.

Boadilla del Monte (Madrid), 23 December 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 23, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance